

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Suren Ajjarapu
Chief Executive Officer
IWAC Holding Co Inc.
59 N. Main Street
Florida, NY 10921

> **Re: IWAC Holding Co Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted August 28, 2024**
> **CIK No. 0002033522**

Dear Suren Ajjarapu:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your submission does not include a signed audit report of the registered public accounting firm to Btab Ecommerce Group, Inc. Please refer to Part I. C. Item 17 of Form S-4 and the Fixing America's Surface Transportation (FAST) Act.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services